Mail Stop 6010

March 16, 2007

Lee-Lean Shu
President and Chief Executive Officer
GSI Technology, Inc.
2360 Owen Street
Santa Clara, CA 95054

> **Re:** **GSI Technology, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 12, 2007**
> **Registration No. 333-139885**

Dear Mr. Shu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part II of Registration Statement

Exhibit 5.1

1.   Please confirm our assumption that the legality opinion will be dated at or after the time that your amended and restated certificate of incorporation and bylaws are in effect.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dennis Hult at (202) 551-3618 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Dennis C. Sullivan, Esq.